Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 28, 2012

VIA FEDERAL EXPRESS AND SECURE EMAIL SYSTEM

Mr. Todd K. Schiffman
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Collabrium Japan Acquisition Corporation Confidential Draft Registration Statement on Form F-1 Submitted May 4, 2012 CIK No. 0001548281

Dear Mr. Schiffman:

On behalf of Collabrium Japan Acquisition Corporation (the “Company”), we respond as follows to the Staff’s comment letter, dated June 1, 2012, relating to the above-captioned Confidential Draft Registration Statement on Form F-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in the Registration Statement, a copy of which has been marked with the changes from the Registration Statement confidentially submitted on May 4, 2012.  We are also delivering three (3) courtesy copies of such marked Registration Statement to Michael R. Clampitt.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.  Additionally, page references referred to in our responses below correspond to the pages of the marked copy of the Registration Statement.

General

1.	Please revise your prospectus to provide the following disclosures:

•	Describe how and when a company may lose emerging growth company status.

Securities and Exchange Commission

June 28, 2012

•
State your election under Section 107(b) of the JOBS Act. Based on the information contained in the cover letter to your confidential draft Form F-1, it appears that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the JOBS Act. Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures in MD&A.

With respect to the first bullet of the Staff’s comment, we have revised the disclosure on page 3 of the Registration Statement as requested.

With respect to the second bullet of the Staff’s comment, we have revised the disclosure on pages 3, 39 and 53 of the Registration Statement as requested.

2.
Please note that, as an emerging growth company, you must file all previously submitted draft registration statements and resubmit all previously submitted response letters to staff comments as correspondence on EDGAR when you publicly file your registration statement. Please see the updated guidance regarding non-public submissions from foreign private issuers available at:
http://www.sec.gov/divisions/corpfin/internatl/nonpublicsubmissions.htm.

The Staff’s comment is duly noted.  We will file all previously submitted draft registration statements and response letters on EDGAR when we publicly file the Registration Statement.

3.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company will not be providing any written materials to investors in reliance on Section 5(d) of the Securities Act, nor will any research reports be published or distributed in reliance on Section 2(a)(3) of the Securities Act.

Securities and Exchange Commission

June 28, 2012

4.	Please tell us the exemption you intend to rely upon for your concurrent private placement. The Company is relying on Section 4(2) of the Securities Act for its concurrent private placement.

5.	The page numbers in your table of contents are incorrect. Please revise.

We have revised the page numbers in the table of contents as requested.

Cover Page

6.	Please revise to clarify what is meant by the term “ordinary shares.”

Ordinary shares is the designation used in the British Virgin Islands for what is customarily referred to as common stock or common shares in the United States.  We believe this is apparent to an investor and therefore have not revised the cover page of the prospectus in response to this comment.

7.	Revise your cover page to disclose the exercise price of the insider warrants.

We have revised the cover page of the Registration Statement as requested.

Summary

General, page 2

8.
Your statement that you will own a majority interest in the target is contradicted by the statement that you will only consummate a business combination if you will become the majority shareholder or are not required to register as an investment company. Please amend your filing to clarify whether you may consummate a business combination subsequent to which you would be less than the majority shareholder. If you meant to state that you will only consummate a business combination if you will become the majority shareholder and are not required to register as an investment company, you should so indicate.

We have revised the disclosure in the Registration Statement to clarify that the Company may consummate a business combination and be less than the majority shareholder as a result, but only in the event it is not required to register as an investment company.

Securities and Exchange Commission

June 28, 2012

The Offering, page 4

9.
Revise to add a subsection captioned “Fair Market Value Determination,” or another similar caption, and explain how the “fair market value” will be determined and by whom. If alternate methods may be used, so explain.

We have revised the disclosure on page 9 of the Registration Statement as requested.

Exercise period, page 5

10.
Expand this section to disclose that the warrant agreement with Continental provides that the terms of the warrants may be amended by you, in a way that adversely affects the interests of the registered holders, with the approval of only a majority of the then outstanding warrants and that upon consummation of the offering your initial shareholders will own approximately 43% of the outstanding warrants, which means you would need approval from holders of only 7% of the public warrants to amend the terms of the warrants. We note your disclosure in the risk factors, but you should discuss the amendment terms in the summary section along with your discussion of the other terms of the warrants.

We have revised the disclosure on page 6 of the Registration Statement as requested.

Proceeds to be held in trust account, page 8

11.
We note your statement that you may purchase up to 15% of your public shares if you are permitted to do so pursuant to the rules and interpretations of the Nasdaq Capital Markets. It is our understanding that such purchase provisions do not comply with Nasdaq’s listing rules. Please tell us whether you are aware of any “interpretation” of the Nasdaq rules that permits you to purchase up to 15% of your public shares.

We are not aware of any current interpretation of the Nasdaq rules that would permit the Company to purchase up to 15% of its public shares as indicated in the Registration Statement.  Accordingly, we have revised the disclosure on pages 10 and 62 of the Registration Statement to indicate the foregoing and that, as a result, it is possible that the Company will never be permitted to purchase any shares.

Anticipated expenses and funding sources, page 8

12.
You state that if you do not complete a business combination any loans from officers, directors, initial shareholders or their affiliates made to meet your working capital needs will be forgiven. Please tell us how you intend to enforce this.

Securities and Exchange Commission

June 28, 2012

The loan documents governing any loans from the Company’s officers, directors, initial shareholders or their affiliates made to meet the Company’s working capital needs will indicate they will not be payable unless and until a business combination is consummated by the Company.  We have revised the disclosure on pages 9, 45, 53 and 81 of the Registration Statement to reflect the foregoing.

Conditions to consummating our initial business combination, page 9

13.
Please clarify whether the 80% test would be based on the balance in the trust after stockholders are provided the opportunity to redeem their shares in connection with a vote to approve the business combination or in a tender offer, and after factoring in any repurchases of your shares by you or your affiliates.

The 80% test is based on the balance of the trust account at the time of execution of a definitive agreement for a business combination.  This necessarily will be before any opportunity for shareholders to redeem their shares in connection with a vote to approve the business combination or in a related tender offer.  However, it would take into account any permitted purchases the Company made prior thereto.  Accordingly, we have revised the disclosure on pages 9, 60 and 69 of the Registration Statement to clarify the foregoing.

Permitted purchases of public shares ..., page 10

14.
We note that, in the event you purchase public shares, you may be unable to complete a proposed business combination without third-party financing. Revise here to provide brief examples of the types of third-party financing you would consider. For example, it should be explained that you will consider financing the acquisition(s) with debt. We note that other sections of your prospectus explain this, but a brief discussion should be included in this summary.

We have revised the disclosure on page 11 of the Registration Statement as requested.

15.
We note that you do not intend to comply with rule 10b-18 in effecting acquisitions of up to 15% of your outstanding shares during the period beginning 61 days after the date of your prospectus and ending on the date you announce your initial business combination. Please note, and confirm your understanding supplementally, that such purchases may result in a tender offer depending on the circumstance surrounding the purchases. In that case, you would be required to comply with rule 13e-4 prior to completing those purchases.

Securities and Exchange Commission

June 28, 2012

We respectfully do not believe that the above-referenced purchases could ever result in a tender offer.  Rule 13e-4 and Regulation E apply to “tender offers” engaged in by an issuer or its affiliates.  While the SEC has not defined the term “tender offer,” it has provided a set of seven elements as being characteristic of a tender offer as described in Wellman v. Dickinson and other cases.  As set forth below, we do not believe that a majority of these elements would be present in the purchase of shares by the Company.  Accordingly, we do not believe the tender offer rules could be applicable to such purchases.

(a)           Active and widespread solicitation of public shareholders for the shares of an issuer.  The Company would not engage in any type of active or widespread solicitation of public shareholders for the Company’s shares.  Instead, purchases would be made in specific individual instances, if at all.

(b)           Solicitation made for a substantial percentage of the issuer’s stock.  The Company would purchase no more than 15% of the shares sold in the offering.  We do not believe that this percentage is substantial enough to be considered the type of purchases contemplated by this element.

(c)           Offer to purchase made at a premium over the prevailing market price. It is likely that the market price at the time of purchase would be approximately the per-share amount in the trust account.  It is likely that this will be the same price that the Company would pay for such shares.  However, it is possible that the purchases could be at a premium over the prevailing market price.

(d)           Terms of the offer are firm rather than negotiable.  As indicated above, purchases, if any, will be done in specific individual instances.   The Company has the ability, in its sole discretion, to determine whether to make purchases, and the terms of each purchase will be negotiated separately in each specific transaction.

(e)           Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased.  As indicated above, purchases will be done on an individual basis rather than being tied to a fixed maximum number to be purchased.

(f)           Offer open only a limited period of time.  Agreements to make the purchases could be made at any time commencing no earlier than 61 days after the effective date of the Registration Statement and ending on the date the Company announces a business combination. Accordingly, offers to make such purchases will be made over a significant period of time.

Securities and Exchange Commission

June 28, 2012

(g)           Offeree subjected to pressure to sell his stock .  As indicated above, since purchases could be entered into for a significant period of time, there is not the type of pressure on shareholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to protect against.   Furthermore, unlike a regular non-blank check company, since a shareholder will always have the right to seek redemption of his shares, or sell his shares back to the Company in a tender offer in connection with any business combination at what the Company expects will be the same price as the permitted purchases may be made, there is little pressure for such shareholder to sell his shares.

Even when considering the totality of the circumstances in the present instance, we respectfully submit that any tender offer concerns should not apply.  In the Hanson Trust case, 774 F.2d 47 (2d Cir. 1985), the Second Circuit declined to elevate Wellman to a “litmus test”, and stated that the question -- whether a solicitation constitutes a “tender offer” within the meaning of Section 14(d) -- turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements of Section 14(d) are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.1  The Company has a robust and fulsome disclosure document, the prospectus, on file with the Commission and freely available to all shareholders. In addition, the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.  Accordingly, shareholders will have all the information available to them necessary to make a carefully considered appraisal of the proposal put before them.

As a result, we do not believe that the tender offer rules could ever apply to these potential purchases. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Other permitted purchases of public shares by us or our affiliates, page 11

16.
We note your disclosure that your initial shareholders, directors, officers or their affiliates may also purchase shares in privately negotiated transactions. Please revise to clarify whether such purchases may only be made if you seek shareholder approval of your initial business combination.

1 Although one court, S-G Securities v. Fuqua Investment Co. 466 F.Supp. 1114 (D.Mass.1978). 587 F.Supp. at 1256-57, has applied a two prong test to determine if a tender offer is occurring -- (1) A publicly announced intention by the purchaser to acquire a block of the stock of the target company for purposes of acquiring control thereof, and (2) a subsequent rapid acquisition by the purchaser of large blocks of stock through open market and privately negotiated purchases - that case involved a publicly announced program that already met many of the Wellman factors and there was a noted lack of adequate disclosure available to securityholders.  As indicated above, this present situation does not meet many of the Wellman factors and there is significant disclosure available to securityholders.  Therefore, we respectfully believe that such analysis should not apply to the present circumstances.

Securities and Exchange Commission

June 28, 2012

We have revised the disclosure on pages 11 and 62 of the Registration Statement as requested.

Manner of conducting redemptions, page 11

17.
We note that you have no redemption threshold. Where you discuss your lack of a redemption threshold and the fact that the lack of a redemption threshold may make it easier for you to consummate a business combination, please balance your disclosure to explain that although you have no redemption threshold, acquisition targets may impose a redemption threshold upon you. For example, explain that an acquisition target may require that no more than 40% of your public shareholders elect to have their shares redeemed and/or vote against the transaction. Additionally, include a separate risk factor addressing this issue or expand the risk factor at the bottom of page 18.

We have revised the disclosure on pages 13 and 20 of the Registration Statement as requested.

Amendments to memorandum and articles of association, page 13

18.
We note your statement that “our memorandum and articles of association (excluding provisions relating to shareholders' rights or pre-business combination activity) may be amended with the approval of directors.” Please revise to clarify, if true, that your directors may unilaterally amend certain provisions of your memorandum and articles of association without shareholder consent. In addition, include a separate risk factor addressing the material provisions of your memorandum and articles of association that may be unilaterally amended by your directors. Finally, provide us with a copy of your memorandum and articles of association with your next amendment.

We have revised the disclosure on pages 14 and 34 of the Registration Statement as requested.

Redemption rights in connection with proposed amendments ..., page 14

19.	Revise briefly to indicate how you intend to provide shareholders the opportunity to dissent and redeem their shares, and for how long they will have these rights.

We have revised the disclosure on page 14 of the Registration Statement as requested.

Securities and Exchange Commission

June 28, 2012

Redemption rights in connection with proposed amendments to our articles of Association, page 14

20.
You state “[p]rior to our initial business combination, if we seek to amend any provisions of our memorandum and articles of association relating to shareholders’ rights or pre-business combination activity, we will provide dissenting public shareholders with the opportunity to redeem their public shares in connection with any such vote on any proposed amendments to our memorandum and articles of association.” Please revise your filing to disclose how or where this undertaking is memorialized.

The foregoing obligation is memorialized in the Company’s memorandum and articles of association.  We have revised the disclosure on page 14 of the Registration Statement to reflect the foregoing.

Redemption of public shares and distribution and liquidation if no initial business combination, page 14

21.
You state that you will complete an acquisition within 21 months and that such time period is governed by your memorandum and articles. Please clarify whether, in any circumstances, you could extend such a time period.

We have revised the disclosure on page 15 of the Registration Statement as requested.

22.
Revise your filing to disclose the basis for your belief that Messrs. Fusa and Williams are “of substantial means,” such that they are “capable of funding a shortfall” in your trust account. Alternatively, remove these statements.

We have removed the above-referenced statement as requested.

Risk Factors, page 18

General

23.
Please include risk factor disclosure that addresses the apparent trend among blank check companies involving, among other things, changing minimum transaction value or conversion threshold requirements, paying premiums in open market purchases and modifying governing instruments in order to effectuate a business combination.

We have revised the disclosure on page 41 of the Registration Statement as requested.

Securities and Exchange Commission

June 28, 2012

If we purchase shares using trust fund proceeds ..., page 21

24.
Please provide us with a legal analysis addressing whether management may be personally liable for breach of fiduciary duty in connection with purchasing shares using trust fund proceeds as described in this risk factor.

A director owes a statutory duty under British Virgin Islands law to act honestly, in good faith and with a view to the best interests of the company.  In exercising their powers as a director, a director is required to exercise the care, diligence and skill that a responsible director would exercise in the circumstances taking into account, without limitation (i) the nature of the company; (ii) the nature of the decision; and (iii) the position of the director and the nature of the responsibilities undertaken by him.  A director who fails to discharge his or her duties in this regard will be liable to the company in damages.  A director is also liable to the company for negligence, if he/she fails to exercise such degree of care as a reasonable person might be expected to take in the circumstances and the company consequently suffers loss.  We have revised the above-referenced risk factor to reflect the foregoing.

We are not subject to the supervision of the Financial Services Commission ..., page 24

25.	Please revise your discussion of this risk as follows:

•	Explain why you are not subject to any regulatory supervision in the British Virgin Islands.

•	Your reference to “save as disclosed in this prospectus or in its memorandum and articles of association” is not sufficient and should be clarified with specificity from an investor’s perspective.

We have revised the above-referenced risk factor as requested.

If third parties bring claims against us, the proceeds held in the trust account could be reduced ..., page 23

26.
You state that Messrs. Fusa and Williams have agreed that they will be jointly and severally liable if any claims by a vendor for services rendered or products sold reduce the amounts in the trust account to below $10.10 per share, generally speaking. Please tell us how this agreement is memorialized.

The foregoing obligation will be memorialized in the form of letter agreement each will sign in connection with this offering and will be filed as Exhibit 10.2 as soon as possible.

Securities and Exchange Commission

June 28, 2012

An investor may be subject to adverse U.S. federal income tax consequences ..., page 28

27.	Please tell us whether you will be obtaining an opinion of counsel regarding certain tax matters.

The Company will not be obtaining an opinion of counsel regarding the tax matters described in the Registration Statement.  Item 601(b)(8) of Regulation S-K requires that a tax opinion be filed as an exhibit to a registration statement only if actual representations as to tax consequences are set forth in the registration statement.  Since the tax section included in the Registration Statement does not provide actual representations and only includes general summaries of the tax consequences, no tax opinion is necessary.

Controls and Procedures, page 51

28.	Please reconcile the first sentence of this section with Section 13(b) of the Exchange Act.

We have revised the disclosure on page 54 of the Registration Statement as requested.

Principal Shareholders, page 76

29.	Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. See Item 7.A.2 of Form 20-F.

We have revised the disclosure on page 79 of the Registration Statement as requested.

Description of Securities

Memorandum and Articles of Association, page 86

30.
You state that “[w]e and our directors and officers have agreed not to propose any amendment to our memorandum and articles of association that would affect the substance and timing of our obligation to redeem our public shares if we are unable to consummate our initial business combination within 21 months from the closing of this offering.” Please tell us how this agreement is memorialized and whether it is filed as an exhibit.

The above-referenced agreement will be memorialized in the form of letter agreement each will sign in connection with this offering and will be filed as Exhibit 10.2 as soon as possible.

Securities and Exchange Commission

June 28, 2012

Taxation, page 97

31.	Consider including disclosure of any material taxes related to Japan, including the availability of any treaties with the United States or the British Virgin Islands.

We have revised the disclosure on pages 41, 42, 96, 97, 101, 102 and 103 of the Registration Statement as requested.

32.
Please revise your exhibit index as necessary to reflect the tax opinions that are being provided. Please make clear whether you are relying on an opinion of counsel for your discussion of U.S. federal income tax consequences.

As indicated above, no tax opinions are being provided.  We have revised the disclosure on pages 101 and 103 of the Registration Statement to clarify the foregoing.

Note regarding our choice of British Virgin Islands, page 107

33.	Please revise your disclosure under this heading as follows:

•
Reconcile your conclusion that the British Virgin Islands has an effective and sophisticated judicial system with a dedicated Commercial Court and your inclusion the sixth bullet on page 107 with your discussion under the risk “We are not subject to supervision, page 24.” If any of the benefits listed do not affect your business from an investor’s perspective, please delete them; and

•
Your discussion under the sixth and seventh bullets on page 107 should be clarified from an investor’s perspective. Make clear, for example, whether the English law concept of corporate separateness means that shareholders will not be liable above the amount of their shareholdings. In light of your opinion from counsel that there will be no tax consequences for investors, please make clear the importance of the requirements of the OECD and the FATF.

With respect to the first bullet of the Staff’s comment, we respectfully do not believe the proposed reconciliation is necessary.  The statement that the Company is “not subject to supervision” refers to the fact that the Company is not regulated in the British Virgin Islands by the Financial Services Commission because it does not carry on any activities requiring it to be so regulated.  As indicated above in response to comment 25, we have revised the applicable risk factor to clarify the foregoing.  The absence of regulatory supervision of the Company’s activities does not impact on or alter the fact the British Virgin Islands has an effective and sophisticated judicial system with a dedicated Commercial Court.  We therefore have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

Securities and Exchange Commission

June 28, 2012

With respect to the second bullet of the Staff’s comment, we have revised the disclosure on page 113 of the Registration Statement as requested.

Exhibit Index, page II-2

34.
Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

We will file all exhibits to the Registration Statement, including the legal opinions, as soon as possible.

35.	Please provide an updated consent from your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

We have provided an updated consent from the Company’s independent auditor as required by Item 601(b)(23)(i).

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Mr. Koji Fusa